                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                              ------------------


                                    FORM 8-A




              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934



                             -------------------



                 UNITED SURGICAL PARTNERS INTERNATIONAL, INC.
            (Exact name of registrant as specified in its charter)



                    DELAWARE                                   75-2749762
    (State of incorporation or organization)    (I.R.S. Employer Identification Number)

               17103 PRESTON ROAD
                 SUITE 200 NORTH
                  DALLAS, TEXAS                                  75248
    (Address of principal executive offices)                   (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the act:


                               Title of each class
                               to be so registered
                               -------------------
                RIGHTS TO PURCHASE SERIES A JUNIOR PARTICIPATING
                   PREFERRED STOCK, PAR VALUE $.01 PER SHARE

ITEM 1.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

      On June 6, 2001, the Board of Directors of United Surgical Partners International, Inc. (the "Company") authorized the issuance of one preferred share purchase right (a "Right") with respect to each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company. The rights will be issued on June 14, 2001 to the holders of record of Common Shares on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1000) of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $80.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of June 13, 2001 between the Company and First Union National Bank, as Rights Agent.

      DETACHMENT OF RIGHTS; EXERCISE. Initially, the Rights will attach to all Common Share certificates representing outstanding shares and no separate Right Certificate will be distributed. The Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that (a) a person or group, other than Welsh, Carson, Anderson & Stowe VII, L.P., together with its affiliates (collectively, the "WCAS Group"), of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Voting Shares (as defined in the Rights Agreement) of the Company or (b) the WCAS Group, after the WCAS Group shall have been the beneficial owner of less than 15% of the outstanding Voting Shares, has acquired beneficial ownership of 15% or more of the outstanding Voting Shares and (ii) 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in any person or group becoming the beneficial owner of the number of outstanding Voting Shares necessary to be an Acquiring Person.

      Until the Distribution Date (or earlier redemption or expiration of the Rights) (i) with respect to any of the Common Shares outstanding on June 14, 2001, the Rights will be evidenced (A) with respect to Common Shares that are held in certificated form, by the certificates representing such Common Shares with a copy of the Summary of Rights attached, and (B) with respect to Common Shares that are held in book-entry form, by a notation in the records of the Rights Agent (and the records of the Company's transfer agent if different from the Rights Agent), (ii) the Rights will be transferred with and only with the Common Shares, (iii) new Common Share certificates issued after June 14, 2001, upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference, and (iv) the surrender for transfer (A) of any certificates for Common Shares outstanding as of June 14, 2001, even without such notation or a copy of the Summary of Rights being attached thereto, and (B) of any Common Shares held in book-entry form, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

      As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

      The Rights are not exercisable until the Distribution Date. The Rights will expire on June 13, 2011 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

      If an Acquiring Person were to acquire 15% or more of the Voting Shares of the Company, each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void) would become a right to buy that number of Common Shares (or under certain circumstances, the equivalent number of one one-thousandths of a Preferred Share) that at the time of such acquisition would have a market value of two times the Purchase Price of the Right.

      If the Company were acquired in a merger or other business combination transaction or assets constituting more than 50% of its consolidated assets or earning power were sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

      PREFERRED SHARES. The dividend and liquidation rights, and the non-redemption feature, of the Preferred Shares are designed so that the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right will approximate the value of one Common Share. The Preferred Shares issuable upon exercise of the Rights will be non-redeemable and rank junior to all other series of the Company's preferred stock. Each whole Preferred Share will be entitled to receive a quarterly preferential dividend equal to the greater of (i) $1.00 in cash or (ii) 1,000 times the aggregate per share dividend declared on the Common Shares. In the event of liquidation, the holders of the Preferred Shares will be entitled to receive a preferential liquidation payment per whole share equal to the greater of (i) $1,000 per share or (ii) 1,000 times the aggregate amount to be distributed per Common Share. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged for or changed into other stock or securities, cash or other property, each whole Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. Each whole Preferred Share shall be entitled to 1,000 votes on all matters submitted to a vote of the stockholders of the Company, and Preferred Shares shall generally vote together as one class with the Common Shares and any other capital stock on all matters submitted to a vote of the stockholders of the Company.

      The offer and sale of the Preferred Shares issuable upon exercise of the Rights will be registered with the Securities and Exchange Commission and such registration will not be effective until the Rights become exercisable.

      ANTIDILUTION AND OTHER ADJUSTMENTS. The Purchase Price and the number of one one-thousandths of a Preferred Share or other securities or property issuable upon exercise of the Rights are subject to customary adjustments from time to time to prevent dilution.

      The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

      EXCHANGE OPTION. At any time after the acquisition by an Acquiring Person of beneficial ownership of 15% or more of the outstanding Voting Shares of the Company and before the acquisition by an Acquiring Person of 50% or more of the outstanding Voting Shares of the Company, the Board of Directors may, at its option, issue Common Shares in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one Common Share (or one one-thousandth of a Preferred Share) for each two Common Shares for which each Right is then exercisable, subject to adjustment.

      REDEMPTION OF RIGHTS. At any time prior to the time any person becomes an Acquiring Person, the Board of Directors of the Company may redeem all but not less than all the then outstanding Rights at a price of $.00001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      NO RIGHTS AS STOCKHOLDER. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

      AMENDMENT OF RIGHTS. The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, and, provided a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed, except that after any person becomes an Acquiring Person, no such amendment may materially and adversely affect the interests of the holders of the Rights.

      The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, form of Certificate of Designation of Series A Junior Participating Preferred Stock, form of Right Certificate, form of the Summary of Rights and the specimen of the legend to be placed on new Common Share certificates, filed as exhibits hereto and incorporated by reference herein.


ITEM 2.     EXHIBITS.
-------     ---------
3.1     The Company's  Second Amended and Restated  Certificate of Incorporation
        (incorporated by reference to Exhibit 3.1 to the Company's  Registration
        Statement on Form S-1, Registration No. 333-55442).

3.2 Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1,
        Registration No. 333-55442).

4.1     Rights Agreement, dated as of June 13, 2001, between the Company and First
        Union National Bank, as Rights Agent, specifying the terms of the Rights, which includes the form of Certificate of Designation of Series A Junior
        Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the form of the Summary of Rights to Purchase Preferred
        Shares as Exhibit C.

4.2     Form of Certificate of Designation of Series A Junior Participating
        Preferred Stock (included as Exhibit A to the Rights Agreement filed as
        Exhibit 4.1 hereto) setting forth the terms of the Series A Junior
        Participating Preferred Stock, par value $.01 per share.

4.3 Form of Right Certificate (included as Exhibit B to the Rights Agreement filed as Exhibit 4.1 hereto). Pursuant to the Rights Agreement, printed
        Right Certificates will not be delivered until as soon as practicable after the Distribution Date.

4.4     Form of Summary of Rights to Purchase Preferred Shares (included as
        Exhibit C to the Rights Agreement filed as Exhibit 4.1 hereto) which, together with certificates representing the outstanding Common Shares of the Company, shall represent the Rights prior to the Distribution Date.

4.5     Specimen of legend to be placed, pursuant to Section 3(d) of the Rights
        Agreement, on all new Common Share certificates issued by the Company after June 14, 2001 and prior to the Distribution Date upon transfer, exchange or new issuance.


                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                         UNITED SURGICAL PARTNERS
                                         INTERNATIONAL, INC.



Date:  June 13, 2001                     By: /s/ Mark A. Kopser
                                             -----------------------------------
                                         Name: Mark A. Kopser
                                              ----------------------------------
                                         Title: Chief Financial Officer
                                               ---------------------------------

                                  EXHIBIT INDEX


3.1 The Company's Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, Registration No. 333-55442).

3.2 Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1, Registration No. 333-55442).

4.1 Rights Agreement, dated as of June 13, 2001, between the Company and First Union National Bank, as Rights Agent, specifying the terms of the Rights, which includes the form of Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the form of the Summary of Rights to Purchase Preferred Shares as Exhibit C.

4.2 Form of Certificate of Designation of Series A Junior Participating Preferred Stock (included as Exhibit A to the Rights Agreement filed as
      Exhibit 4.1 hereto) setting forth the terms of the Series A Junior Participating Preferred Stock, par value $.01 per share.

4.3 Form of Right Certificate (included as Exhibit B to the Rights Agreement filed as Exhibit 4.1 hereto). Pursuant to the Rights Agreement, printed Right Certificates will not be delivered until as soon as practicable after the Distribution Date.

4.4 Form of Summary of Rights to Purchase Preferred Shares (included as Exhibit C to the Rights Agreement filed as Exhibit 4.1 hereto) which, together with certificates representing the outstanding Common Shares of the Company, shall represent the Rights prior to the Distribution Date.

4.5 Specimen of legend to be placed, pursuant to Section 3(d) of the Rights Agreement, on all new Common Share certificates issued by the Company after June 14, 2001 and prior to the Distribution Date upon transfer, exchange or new issuance.